Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

June 24, 2020

            Re:      Givemepower Corporation

Amendment No. 1 to Form 10-12G

Filed June 12, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Amendment 1 to Form 10-12G filed June 12, 2020

General

1.      Please tell us of your plans to bring the company's filing current under the '34 Act prior to going effective on this Form 10. We note you have not included the required financial information for the three months ended March 31, 2020. Refer to Rule 8-08 of Regulation S-X.

This has been updated and our 10-Q has been filed.  Going forward, we plan to stay on top of schedule with regards to required annual and quarterly financial information and other requirements of regulation S-X.

2.      We partially reissue comment 8. Please include disclosure of the material terms of the line of credit in the registration statement and clarify whether the term has been extended.

This has been addressed and updated to include the new information showing that on February 28, 2020, the Company amended its line of credit agreement to increase the amount of $190,000 and also extend the maturity date of February 28, 2021. The line of credit bears interest at 0% per annum and interest and unpaid principal balance is payable on the maturity date. The Company had unused line of credit of $26,799 as of March 31, 2020.

3.      We note your discussion with Investment Management regarding comment 1 and that you will be providing additional information to address their concerns. Please revise the disclosure to provide the additional information.

This has been revised and additional information has been provided to show that on both issues of (1) primary business purpose and (2) asset test, Givemepower could not be classified as an Investment Company under the 1940 Act.

Givemepower Corporation is Not an Investment Company Under the 1940 Act, page 4

4.      We note the references to Cannabinoid Biosciences, Inc. Please clarify the relationship between your company and Cannabinoid Biosciences or remove the references.

This has been updated to remove the references.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.